

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2011

<u>Via E-mail</u>
Mr. Stephen E. Graham
Senior Vice President – Chief Financial Officer and Secretary
Associated Materials, LLC
3773 State Rd.
Cuyahoga Falls, OH 44223

   RE: Associated Materials, LLC
      Form 10-K for the Year ended January 1, 2011
      Filed April 1, 2011
      Form 10-Q for the Quarter ended October 1, 2011
      Filed November 15, 2011
      File No. 0-24956

Dear Mr. Graham:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Rufus Decker

          Rufus Decker
          Accounting Branch Chief